Exhibit 12-53

DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Three Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	March 31, 2013	2012	2011	2010	2009	2008
Earnings:
Pretax earnings	338	1,035	989	968	778	518
Adjustments	3	(4)	6	1	4	(3)
Fixed Charges	113	463	520	567	572	540
Net earnings	454	1,494	1,515	1,536	1,354	1,055

Fixed Charges:
Interest expense	108	441	490	543	545	503
Adjustments	5	22	30	24	27	37
Fixed Charges	113	463	520	567	572	540

Ratio of earnings to fixed charges	4.02	3.23	2.91	2.71	2.37	1.95